As filed with the Securities and Exchange Commission on February 12, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ADMINISTAFF, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	76-0479645 (I.R.S. Employer Identification No.)
19001 Crescent Springs Drive
Kingwood, Texas 77339-3802
(Address of principal executive offices and zip code)

ADMINISTAFF, INC. 2001 INCENTIVE PLAN
(Full title of the plan)

John H. Spurgin, II
Senior Vice President, Legal, General Counsel and Secretary
Administaff, Inc.
19001 Crescent Springs Drive
Kingwood, Texas 77339-3802
(281) 358-8986
(Name, address and telephone number, including area code, of agent for service)
copy to:
Kelly B. Rose
Baker Botts L.L.P.
910 Louisiana
Houston, Texas 77002
(713) 229-1796

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount	maximum	maximum	Amount of
	to be	offering price	aggregate	registration
Title of securities to be registered	registered (2)	per share (1)	offering price (1)	fee (3)
Common stock, par value $.01 per share (2)(3)	1,400,000 shares	$42.89	$60,046,000	$6,425

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock of Administaff, Inc. reported on the New York Stock Exchange Composite Tape on February 5, 2007.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement shall also include such additional indeterminate number of shares of common stock as may become issuable under the Administaff, Inc. 2001 Incentive Plan as a result of stock splits, stock dividends or similar transactions.

(3)	Includes associated preferred stock purchase rights. No separate consideration is payable for the preferred stock purchase rights. Therefore, the registration fee for such securities is included in the registration fee for the common stock.

PART I
EXPLANATORY NOTE
     This Registration Statement on Form S-8 registers an additional 1,400,000 shares of common stock (the “Additional Shares”) of Administaff, Inc. (the “Company”). Of the Additional Shares to be registered pursuant to this Registration Statement, 1,226,000 have been reserved for issuance pursuant to the Administaff, Inc. 2001 Incentive Plan, as amended and restated as of February 24, 2006 (the “Plan”). Pursuant to General Instruction E of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), the contents of the Registration Statement on Form S-8 of the Company (No. 333-66344) (the “Previous S-8”), relating to the Plan are incorporated by reference into this Registration Statement. The Board of Directors of the Company recommended for approval and, on May 3, 2006, the stockholders approved an amendment to the Plan that increased the number of shares available for issuance under the Plan from 1,500,000 to 2,900,000.
     This Registration Statement also registers the reoffer and resale, as permitted by Form S-8 General Instruction C and Rule 429 of the Securities Act, of up to 174,000 shares of common stock of the Company which shares have been issued under the Plan prior to the filing of this Registration Statement to certain current employees and non-employee directors named in this Registration Statement (the “Selling Stockholders”). These shares of common stock may be considered “restricted securities” as defined in General Instruction C(1) to Form S-8.
     This Registration Statement contains two parts. The first part constitutes a “reoffer” prospectus prepared in accordance with Part I of Form S-3 pursuant to General Instruction C of Form S-8. The second part contains information required in this Registration Statement pursuant to Part II of Form S-8.

ADMINISTAFF, INC.
REOFFER PROSPECTUS
174,000 SHARES OF COMMON STOCK
     This reoffer prospectus covers 174,000 shares of common stock, $0.01 par value of Administaff, Inc. This prospectus relates to the reoffer and resale of shares of common stock that have been acquired pursuant to the Plan by certain employees and non-employee directors. We will not receive any proceeds from these sales.
     The Selling Stockholders described in this prospectus may reoffer and resell the shares from time to time. The shares may be offered at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. See “Plan of Distribution.”
     Our common stock is listed on the New York Stock Exchange under the symbol “ASF.” On February 9, 2007, the last reported sales price of the common stock on the New York Stock Exchange was $43.08 per share.

Investing in our common stock involves risks. Please carefully consider the “Risk
Factors” beginning on Page 4 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 12, 2007
     The mailing address of our principal executive offices is 19001 Crescent Springs Drive, Kingwood, Texas 77339, and our telephone number is 281-358-8986.

OUR BUSINESS
     Administaff, Inc. is a professional employer organization (“PEO”) that provides a comprehensive Personnel Management SystemSM encompassing a broad range of services, including benefits and payroll administration, health and workers’ compensation insurance programs, personnel records management, employer liability management, employee recruiting and selection, employee performance management and employee training and development services to small and medium-sized businesses in strategically selected markets. We were organized as a corporation in 1986 and have provided PEO services since inception. In 2003, we formed Administaff Retirement Services, LP, which currently performs recordkeeping services for defined contribution plans. In December 2005, we acquired HRTools.com, an online portal for human resource products, services and information, as well as small business software applications related to job descriptions, performance reviews, and personnel policies and procedures. Unless otherwise indicated, “Administaff,” “we,” “our” and “us” are used in this prospectus to refer to the businesses of Administaff, Inc. and its consolidated subsidiaries.
     Our principal executive offices are located at 19001 Crescent Springs Drive, Kingwood, Texas 77339. Our telephone number at that address is (281) 358-8986 and Administaff’s Web site address is http://www.administaff.com. Our stock is traded on the New York Stock Exchange under the symbol “ASF.” Periodic SEC filings, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through our Web site free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.
     Our Personnel Management System is designed to improve the productivity and profitability of small and medium-sized businesses. It relieves business owners and key executives of many employer-related administrative and regulatory burdens, which enables them to focus on the core competencies of their businesses. It also promotes employee performance through human resource management techniques that improve employee satisfaction. We provide the Personnel Management System by entering into a Client Service Agreement (“CSA”), which establishes a three-party relationship whereby we and our client act as co-employers of the employees who work at the client’s location (“worksite employees”). Under the CSA, we assume responsibility for personnel administration and compliance with most employment-related governmental regulations, while the client retains the employees’ services in its business and remains the employer for various other purposes. We charge a comprehensive service fee (“comprehensive service fee” or “gross billing”), which is invoiced concurrently with the processing of payroll for the worksite employees of the client. The comprehensive service fee consists of the payroll of our worksite employees and a markup computed as a percentage of the payroll cost of the worksite employees.

     We accomplish the objectives of the Personnel Management System through a High Touch/High Tech approach to service delivery. In advisory areas, such as recruiting, employee performance management and employee training, we employ a high touch approach designed to ensure that our clients receive the personal attention and expertise needed to create a customized human resources solution. For transactional processing, we employ a high tech approach that provides secure, convenient information exchange among Administaff, our clients and our worksite employees, creating efficiencies for all parties. The primary component of the high tech portion of our strategy is the Employee Service Center (“ESC”). The ESC is our Web-based interactive PEO service delivery platform, which is designed to provide automated, personalized PEO services to our clients and worksite employees.
     As of December 31, 2006, we had 41 sales offices in 22 markets. We paid an average of 104,325 worksite employees in the fourth quarter of 2006. Our long-term strategy is to operate approximately 90 sales offices located in 40 strategically selected markets. We opened three new sales offices and entered one new market in 2006. We intend to open eight new sales offices, including two new markets, in 2007.
     Our national expansion strategy also includes regionalized data processing for payroll and benefits transactions and localized face-to-face human resources service. As of December 31, 2006, we have four service centers, which when fully staffed will provide the capacity to serve approximately 160,000 worksite employees. In addition, we have human resources and client service personnel located in a majority of our 22 sales markets.
RISK FACTORS
     Risks Related to Our Business:
     Liability for Worksite Employee Payroll and Benefits Costs
     Under the CSA, we become a co-employer of worksite employees and assume the obligations to pay the salaries, wages and related benefits costs and payroll taxes of such worksite employees. We assume such obligations as a principal, not as an agent of the client. Our obligations include responsibility for:
•	payment of the salaries and wages for work performed by worksite employees, regardless of whether the client timely pays us the associated service fee; and

•	providing benefits to worksite employees even if our costs to provide such benefits exceed the fees the client pays us.
If a client does not pay us, or if the costs of benefits we provide to worksite employees exceed the fees a client pays us, our ultimate liability for worksite employee payroll and benefits costs could have a material adverse effect on our financial condition or results of operations.
     Increases in Health Insurance Premiums
     Maintaining health insurance plans that cover worksite employees is a significant part of our business. Our primary health insurance contract expires on December 31, 2007, and automatically renews each year, subject to cancellation by either party upon 180 days notice.
     Health insurance premiums are in part determined by our claims experience and comprise a significant portion of our direct costs. We employ extensive risk management procedures in an attempt to control our claims incidence and structure our benefits contracts to provide as much cost stability as possible. However, if we experience a sudden and unexpected large increase in claim activity, our health insurance costs could increase. Contractual arrangements with our clients limit our ability to incorporate such increases into service fees, which could result in a delay before such increases could be reflected in service fees. As a result, such increases could have a material adverse effect on our financial condition or results of operations.
     We provide health insurance coverage to our worksite employees through a national network of carriers including UnitedHealthcare (“United”), Cigna Healthcare, PacifiCare, Kaiser Permanente, Blue Cross and Blue

Shield of Georgia, Blue Shield of California, Hawaii Medical Service Association and Tufts, all of which provide fully insured policies or service contracts.
     The policy with United, which was first obtained in January 2002, provides the majority of our health insurance coverage. As a result of certain contractual terms, we have accounted for this plan since its inception using a partially self-funded insurance accounting model. Accordingly, we record the costs of the United Plan, including an estimate of the incurred claims, taxes and administrative fees (collectively the “Plan Costs”), as benefits expense in the Consolidated Statements of Operations. The estimated incurred claims are based upon: (i) the level of claims processed during the quarter; (ii) recent claim development patterns under the plan, to estimate a completion date; and (iii) the number of participants in the plan. Each reporting period, changes in the estimated ultimate costs resulting from claim trends, plan design and migration, participant demographics and other factors are incorporated into the benefits costs.
     Additionally, since the plan’s inception in January 2002, under the terms of the contract, United establishes cash funding rates 90 days in advance of the beginning of a reporting quarter. If the Plan Costs for a reporting quarter are greater than the cash funded to United, a deficit in the plan would be incurred and we would accrue a liability for the excess costs on our Consolidated Balance Sheet. On the other hand, if the Plan Costs for the reporting quarter are less than the cash funded to United, a surplus in the plan would be incurred and we would record an asset for the excess premiums on our Consolidated Balance Sheet. The terms of the arrangement require us to maintain an accumulated cash surplus in the plan of $11 million, which is reported as long-term prepaid insurance. As of December 31, 2006, Plan Costs were less than the net cash funded to United by $15.3 million. As this amount is in excess of the agreed-upon $11 million surplus maintenance level, the $4.3 million balance is included in prepaid insurance, a current asset, on our Consolidated Balance Sheet.
     Increases in Workers’ Compensation Costs
     In 2003, facing continued capital constraints and a series of downgrades from various rating agencies, our former workers’ compensation insurance carrier for the two-year period ending September 2003, Lumbermens Mutual Casualty Company, a unit of Kemper Insurance Companies (“Kemper”), made the decision to substantially cease underwriting operations and voluntarily entered into “run-off.” A “run-off” is the professional management of an insurance company’s discontinued, distressed or nonrenewed lines of insurance and associated liabilities outside of a judicial proceeding. In the event the run-off process is not successful and Kemper is forced into bankruptcy or a similar proceeding, most states have established guaranty funds to pay remaining claims. However, the guarantee associations in some states, including Texas, have asserted that state law returns the liability for open claims under such policies to the insured, as we experienced when another former insurance carrier, Reliance National Indemnity Co., declared bankruptcy in 2001. In that case, the Texas state guaranty association asserted that it was entitled to full reimbursement from us for workers’ compensation benefits paid by the association. Although we settled that dispute within the limits of insurance coverage we had secured to cover potential claims returned to us related to the Reliance policies, if one or more states were to assert that liability for open claims with Kemper should be returned to us, we may be required to make a payment to the state covering estimated claims attributable to us. Any such payment would reduce net income, which may have a material adverse effect on net income in the reported period.
     The current workers’ compensation contract with American International Group, Inc. (“AIG”) expires on September 30, 2007. In the event we are unable to secure replacement contracts on competitive terms, significant disruption to our business could occur.
     Our workers’ compensation coverage (the “AIG Program”) is currently provided through selected member insurance companies of AIG. Under our arrangement with AIG, we bear the economic burden for the first $1 million layer of claims per occurrence. AIG bears the economic burden for all claims in excess of such first $1 million layer. The AIG Program is a fully insured policy whereby AIG has the responsibility to pay all claims incurred under the policy regardless of whether we satisfy our responsibilities.

     Because we bear the economic burden of the first $1 million layer of claims per occurrence, such claims, which are the primary component of our workers’ compensation costs, are recorded in the period incurred. Workers compensation insurance includes ongoing healthcare and indemnity coverage whereby claims are paid over numerous years following the date of injury. Accordingly, the accrual of related incurred costs in each reporting period includes estimates, which take into account the ongoing development of claims and therefore requires a significant level of judgment. Our management estimates our workers’ compensation costs by applying an aggregate loss development rate to worksite employee payroll levels.
     We employ a third party actuary to estimate our loss development rate, which is primarily based upon the nature of worksite employees’ job responsibilities, the location of worksite employees, the historical frequency and severity of workers’ compensation claims, and an estimate of future cost trends. Each reporting period, changes in the actuarial assumptions resulting from changes in actual claims experience and other trends are incorporated into the Company’s workers’ compensation claims cost estimates. During the years ended December 31, 2006 and 2005, Administaff reduced accrued workers’ compensation costs by $6.4 million and $4.6 million, respectively, for changes in estimated losses and tax surcharges related to prior reporting periods. Workers’ compensation cost estimates are discounted to present value at a rate based upon the U.S. Treasury rates that correspond with the weighted average estimated claim payout period (the average discount rate utilized in 2006 and 2005 was 4.8% and 3.9%, respectively), and are accreted over the estimated claim payment period and included as a component of direct costs in our Consolidated Statements of Operations.
     In conjunction with entering into the AIG Program, we formed a wholly owned captive insurance subsidiary (the “Captive”). We recognize the Captive as an insurance company for federal income tax purposes, with respect to our consolidated federal income tax return. In the event the Internal Revenue Service (“IRS”) were to determine that the Captive does not qualify as an insurance company, we could be required to make accelerated income tax payments to the IRS that we otherwise would have deferred until future periods.
     Increases in Unemployment Tax Rates
     We record our state unemployment tax expense based on taxable wages and tax rates assigned by each state. State unemployment tax rates vary by state and are determined, in part, based on prior years’ compensation experience in each state. Should our claim experience increase, our unemployment tax rates could increase. In addition, states have the ability under law to increase unemployment tax rates to cover deficiencies in the unemployment tax fund. Some states have implemented retroactive cost increases. Contractual arrangements with our clients limit our ability to incorporate such increases into service fees, which could result in a delay before such increases could be reflected in service fees. As a result, such increases could have a material adverse effect on our financial condition or results of operations.
     In December 2001, as a result of a 2001 corporate reorganization, we filed for a transfer of our reserve account with the Employment Development Department of the State of California (“EDD”). The EDD approved our request for transfer of our reserve account in May 2002, and notified us of our new contribution rates based upon the approved transfer. In December 2003, we received a Notice of Duplicate Accounts and Notification of Assessment (“Notice”) from the EDD. The Notice stated that the EDD was collapsing the accounts of Administaff’s subsidiaries into the account of the entity with the highest unemployment tax rate. The Notice also retroactively imposed the higher unemployment insurance rate on all our California employees for 2003, resulting in an assessment of $5.6 million. In January 2004, we filed a petition with an administrative law judge of the California Unemployment Insurance Appeals Board (“ALJ”) to protest the validity of the Notice. Pending a resolution of our protest, in the fourth quarter of 2003 we accrued and recorded at the higher assessed rate for all of 2003.
     In June 2004, we agreed to settle our dispute with the EDD for $3.3 million (“Settlement”). Based upon receipt of written acknowledgement of this agreement, we reduced our accrued payroll tax liability and payroll tax expense by $2.3 million during the quarter ended June 30, 2004. The Settlement was subject to the final approval by EDD’s legal department, the California Attorney General’s office and the ALJ. In October 2004, the legal department of the EDD verbally indicated they considered the previously agreed-upon settlement amount to be insufficient and suggested a settlement amount of $5.2 million. We continued discussions with the State of California, but in February 2005, we were notified that the EDD had rejected our settlement offer and the matter proceeded with the appeals process with the ALJ. As of October 31, 2006, all of the statutes of limitations concerning notices to modify unemployment tax rates for the periods addressed in the Notice had expired. We believe the EDD failed to meet the statutory requirement related to serving a proper notice within the stipulated time frame; therefore, we believe it is no longer probable that the amount accrued for the California unemployment tax matter will be incurred. Accordingly, we reduced the state unemployment tax accrual by $3.3 million during 2006.
     Need to Renew or Replace Clients
     Our standard CSA can be cancelled by us or the client with 30 to 60 days notice. Accordingly, the short-term nature of the CSA makes us vulnerable to potential cancellations by existing clients, which could materially and adversely affect our financial condition and results of operations. In addition, our results of operations are dependent in part upon our ability to retain or replace our clients upon the termination or cancellation of the CSA. Our client attrition rate was approximately 20% in 2006. There can be no assurance that the number of contract cancellations will continue at these levels or increase in the future.
     Competition and New Market Entrants
     The PEO industry is highly fragmented. Many PEOs have limited operations and fewer than 1,000 worksite employees, but there are several industry participants that are comparable to our size. We also encounter competition from “fee for service” companies such as payroll processing firms, insurance companies and human resource consultants. Several of our competitors are PEO divisions of large business services companies, such as Automatic Data Processing, Inc. and Paychex, Inc. Such companies have substantially greater resources than Administaff. Accordingly, the PEO divisions of such companies may be able to provide their PEO services at more competitive prices than we may be able to offer. Moreover, we expect that as the PEO industry grows and its regulatory framework becomes better established, well-organized competition with greater resources than us may enter the PEO market, possibly including large “fee for service” companies currently providing a more limited range of services.
     Liabilities for Client and Employee Actions
     A number of legal issues remain unresolved with respect to the co-employment arrangement between a PEO and its worksite employees, including questions concerning the ultimate liability for violations of employment and discrimination laws. Our CSA establishes the contractual division of responsibilities between Administaff and our clients for various personnel management matters, including compliance with and liability under various governmental regulations. However, because we act as a co-employer, we may be subject to liability for violations of these or other laws despite these contractual provisions, even if we do not participate in such violations. Although the CSA provides that the client is to indemnify us for any liability attributable to the client’s conduct, we may not be able to collect on such a contractual indemnification claim and thus may be responsible for satisfying such liabilities. In addition, worksite employees may be deemed to be our agents, which may subject us to liability for the actions of such worksite employees.
     We maintain certain general insurance coverages (including coverages for our clients) to manage our exposure for these types of claims, and as a result, the costs in excess of insurance premiums we incur with respect to this exposure have historically been insignificant to our operating results.
     Federal, State and Local Regulation
     As a major employer, our operations are affected by numerous federal, state and local laws and regulations relating to labor, tax and employment matters. By entering into a co-employer relationship with employees assigned to work at client locations, we assume certain obligations and responsibilities of an employer under these laws. However, many of these laws (such as ERISA and federal and state employment tax laws) do not specifically address the obligations and responsibilities of non-traditional employers such as PEOs, and the definition of “employer” under these laws is not uniform. In addition, many of the states in which we operate have not addressed the PEO relationship for purposes of compliance with applicable state laws governing the employer/employee relationship. Any adverse application of these other federal or state laws to the PEO relationship with our worksite employees could have a material adverse effect on our results of operations or financial condition.

     While many states do not explicitly regulate PEOs, 31 states have passed laws that have recognition, licensing, certification or registration requirements for PEOs, and several other states are considering such regulation. Such laws vary from state to state, but generally provide for monitoring the fiscal responsibility of PEOs, and in some cases codify and clarify the co-employment relationship for unemployment, workers’ compensation and other purposes under state law. While we generally support licensing regulation because it serves to validate the PEO relationship, we may not be able to satisfy licensing requirements or other applicable regulations for all states. In addition, there can be no assurance that we will be able to renew our licenses in all states.
     Geographic Market Concentration
     While we have sales offices in 22 markets, our Houston and Texas (including Houston) markets accounted for approximately 19% and 36%, respectively, of our revenues for the year ended December 31, 2006. Accordingly, while we have a goal of expanding in our current and future markets outside of Texas, for the foreseeable future, a significant portion of our revenues may be subject to economic factors specific to Texas (including Houston).
     Potential Client Liability for Employment Taxes
     Under the CSA, we assume sole responsibility and liability for paying federal employment taxes imposed under the Internal Revenue Code (“Code”) with respect to wages and salaries we pay our worksite employees. There are essentially three types of federal employment tax obligations:
•	income tax withholding requirements;

•	obligations under the Federal Income Contribution Act (“FICA”); and

•	obligations under the Federal Unemployment Tax Act (“FUTA”).
     Under the Code, employers have the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes. Most states impose similar employment tax obligations on the employer. While the CSA provides that we have sole legal responsibility for making these tax contributions, the IRS or applicable state taxing authority could conclude that such liability cannot be completely transferred to us. Accordingly, in the event that we fail to meet our tax withholding and payment obligations, the client may be held jointly and severally liable for those obligations. While this interpretive issue has not, to our knowledge, discouraged clients from enrolling with Administaff, a definitive adverse resolution of this issue may discourage clients from enrolling in the future.
USE OF PROCEEDS
     We will not receive any proceeds from the sale by the Selling Stockholders of any of the shares offered hereby. We will pay all of the costs of this offering other than brokerage and underwriting fees and commissions.
SELLING STOCKHOLDERS
     The following table sets forth information with respect to the Selling Stockholders as of January 31, 2007. Each of the Selling Stockholders named below acquired the shares of common stock pursuant to the Plan or pursuant to written compensation agreements between us and the Selling Stockholder, or is the transferee by gift of a person who acquired the shares under one of these plans. Except as otherwise noted, we determine beneficial ownership in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission (“Commission”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). We treat shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent these securities are currently exercisable within 60 days of January 31, 2007, as outstanding for computing the percentage of the person holding such securities.

     Each of the Selling Stockholders is currently, or has been within the past three years, an employee, officer or director of ours or of our predecessors or affiliates. Because the Selling Stockholders may offer all or some portion of the shares pursuant to this prospectus, we cannot give an estimate as to the number of shares that the Selling Stockholders will hold upon termination of any of these sales. In addition, the Selling Stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which they provided the information to us regarding their shares, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

			Number of
	Number of		Shares	Percentage of
	Shares	Number of	Beneficially	Shares Beneficially
	Beneficially	Shares	Owned After	Owned After
	Owned	Offered	Offering (1)	Offering (1)

Mark Allen	20,000	20,000	0	*
A. Steve. Arizpe	320,859	22,000	298,859	1.1%
Ross Astramecki	15,648	2,500	13,148	*
Michael Berger	8,896	2,500	6,396	*
Dennis Buchanan	7,995	2,500	5,495	*
Gregory Clouse	20,868	10,000	10,868	*
Betty Collins	45,276	10,000	35,276	*
Timothy Dennis	12,400	2,500	9,900	*
Roger Gaskamp	85,076	10,000	75,076	*
Salvatore Giuffrida	18,810	2,500	16,310	*
Charles Hartland	20,885	2,500	18,385	*
Samuel Larson	95,457	10,000	85,457	*
Randall McCollum	56,805	10,000	46,805	*
Jay E. Mincks	219,520	22,000	197,520	*
Kenneth Randle	4,500	2,500	2,000	*
Martin Scirratt	15,557	10,000	5,557	*
Douglas Sharp	86,285	15,000	71,285	*
John H. Spurgin, II	43,400	15,000	28,400	*
Jon Wilson	39,062	2,500	36,562	*
     • Less than 1%
     (1) Assumes that all shares offered hereby are sold but no other securities held by the selling stockholder are sold.
PLAN OF DISTRIBUTION
     Who may sell and applicable restrictions. The Selling Stockholders will be offering and selling all shares offered and sold under this prospectus. Alternatively, the Selling Stockholders may, from time to time, offer the shares through brokers, dealers or agents that may receive customary brokerage compensation in the form of discounts, commissions or concessions from the Selling Stockholders and/or the purchasers of the shares for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the Selling Stockholders may arrange for other broker-dealers to participate. The Selling Stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any profits on the sale of the shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Stockholders may be deemed to be underwriters, the Selling Stockholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.
     Manner of Sales. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made on the New York Stock Exchange or other over-the-counter markets. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. Selling Stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of this rule. The Selling Stockholders may decide not to sell any of the shares offered under this prospectus, and Selling Stockholders may transfer, devise or gift these shares by other means.
     Prospectus Delivery. Because Selling Stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. If a particular offer of the shares is to be made other than as described herein, a revised prospectus, or prospectus supplement, will, to the extent required, be distributed which will set forth the terms of such offer.
     In addition, if we receive notice from a Selling Stockholder that a donee or pledgee intends to sell more than 1,000 shares, a supplement to this prospectus will be filed.
     Expenses associated with registration. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses and legal and accounting fees. Each Selling Stockholder will pay its own brokerage, underwriting fees and commissions, and legal fees, if any.
     Suspension of this offering. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material effect or fail to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each Selling Stockholder.
LEGAL MATTERS
     Baker Botts L.L.P. has passed upon the validity of the issuance of the shares being offered by this prospectus.
INFORMATION INCORPORATED BY REFERENCE
     The following documents have been filed by the Company pursuant to the Exchange Act, with the Commission and are incorporated herein by reference:
     1. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
     2. The summary of the rights to purchase preferred stock and the description of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share, contained in the Company’s Registration Statement on Form 8-A filed with the Commission on February 5, 1998, and as subsequently amended on May 19, 1999, August 9, 1999, May 16, 2003, August 22, 2003, February 25, 2004 and March 1, 2006.
     3. The description of the Company’s common stock, par value $0.01 per share, contained in the Company’s Registration Statement on Form 8-A filed with the Commission on October 6, 1995.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.
     The Company will provide to any person, including any beneficial owner of its securities, to whom this prospectus is delivered, a copy of any or all of this information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may make such requests at no cost to you by writing or telephoning the Company at the following address or number:
Administaff, Inc.,
19001 Crescent Springs Drive
Kingwood, Texas 77339
(281) 358-8986
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
     We have filed with the Commission, a Registration Statement on Form S-8 (including a Form S-3 Prospectus) under the Securities Act with respect to the shares of common stock offered by this prospectus. A copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates) will be provided by us without charge to any person (including any beneficial owner) to whom this prospectus has been delivered upon the oral or written request of such person. Such requests should be directed to Administaff, Inc., 19001 Crescent Springs Drive, Kingwood, Texas 77339, Attention: Ruth Holub. Our telephone number at that address is (281) 358-8986.
     We are also subject to the informational requirements of the Exchange Act and are required to file annual and quarterly reports, proxy statements and other information with the Commission. You can inspect and copy reports and other information filed by us with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. The Commission also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the Commission. Our Web site is www.administaff.com
     You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.
PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
     This registration statement incorporates herein by reference the following documents which have been filed with the Commission by the Company pursuant to the Exchange Act:

     1. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
     2. The summary of the rights to purchase preferred stock and the description of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share, contained in the Company’s Registration Statement on Form 8-A filed with the Commission on February 5, 1998 and as subsequently amended on May 19, 1999, August 9, 1999, May 16, 2003, August 22, 2003, February 25, 2004 and March 1, 2006.
     3. The description of the Company’s common stock, par value $0.01 per share, contained in the Company’s Registration Statement on Form 8-A filed with the Commission on October 6, 1995.
     Each document filed with the Commission by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold, or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing such documents.
     Any statement contained in this Registration Statement, in an amendment hereto or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed amendment to this Registration Statement or in any document that also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.
     The consolidated financial statements included in the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, have been so incorporated in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
Item 4. Description of Securities.
     Not Applicable.
Item 5. Interests of Named Experts and Counsel.
     Not Applicable.
Item 6. Indemnification of Directors and Officers.
Delaware Code
     The Company is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
     Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
     Section 145 provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
     Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.
     The above discussion of Section 145 is not intended to be exhaustive and is qualified in its entirety by such statute.
Amended Bylaws
     The Company’s Amended Bylaws (the “Bylaws”) provide for the indemnification of its officers, directors, employees and agents and the advancement to them of expenses in connection with actions, suits or proceedings, to the fullest extent permitted by law. The indemnification and advancement of expenses provided by the Company’s Bylaws is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be or become entitled to under any law, the Company’s Certificate of Incorporation, agreement, the vote of stockholders or disinterested directors or otherwise, or under any policy or policies of insurance purchased and maintained by the Company on behalf of any such person, both as to action in his official capacity and as to action in another capacity while holding such office.
     The indemnification provided by the Company’s Bylaws is subject to all valid and applicable laws, and, in the event the Company’s Bylaws or any of the provisions thereof or the indemnification contemplated thereby are found to be inconsistent with or contrary to any such valid laws, the latter shall be deemed to control and the Company’s Bylaws shall be regarded as modified accordingly, and, as so modified, to continue in full force and effect. The indemnification and advancement of expenses provided by the Company’s Bylaws continues as to any person who has ceased to be a director, officer, employee or agent of the Company and will inure to the benefit of the estate, executors, administrators, heirs, legatees and devisees of any person entitled to indemnification under the Company’s Bylaws.
     The above discussion of the Company’s Bylaws is not intended to be exhaustive and is qualified in its entirety by the Bylaws.

Insurance
     All of the Company’s directors and officers will be covered by insurance policies maintained by the Company against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.
Item 7. Exemption from Registration Claimed.
     The sale and issuance of securities to the Selling Stockholders was deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act.
Item 8. Exhibits.
     The following documents are filed as a part of this Registration Statement or incorporated by reference herein:

Exhibit No.		Description

4.1	—	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (No. 33-96952)).

4.2	—	Bylaws of the Company, as amended on March 7, 2001 (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

4.3	—	Certificate of Designations of Series A Junior Participating Preferred Stock of the Company dated February 4, 1998 (incorporated by reference to Exhibit 2 to the Company’s Form 8-A filed on February 4, 1998).

4.4	—	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (No. 33-96952)).

4.5	—	Form of Rights Certificate (incorporated by reference to Exhibit 3 to the Company’s Form 8-A filed on February 4, 1998).

4.6	—	Amended and Restated Rights Agreement effective as of August 21, 2003 between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s Form 8-A/A filed on May 16, 2003).

4.7	—	Amendment No. 1 to Amended and Restated Rights Agreement dated as of August 21, 2003 between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s Form 8-A/A filed on August 22, 2003).

4.8	—	Amendment No. 2 to Amended and Restated Rights Agreement dated as of February 24, 2004 between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.10 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003).

4.9	—	Amendment No. 3 to Amended and Restated Rights Agreement dated as of February 24, 2006 between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s Form 8-A/A filed on March 1, 2006).

10.1	—	Amended and Restated Administaff, Inc. 2001 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006.

5*	—	Opinion of Baker Botts L.L.P.

23.1*	—	Consent of Baker Botts L.L.P. (included in Exhibit 5)

23.2*	—	Consent of Ernst & Young LLP.

* Filed herewith

Item 9. Undertakings.
     (a) The Company hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 6 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 12, 2007.

ADMINISTAFF, INC.
By:	/s/ John H. Spurgin, II
John H. Spurgin, II
Senior Vice President, Legal, General Counsel and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on February 12, 2007.

/s/ Paul J. Sarvadi Paul J. Sarvadi	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Richard G. Rawson Richard G. Rawson	President and Director
/s/ Douglas S. Sharp Douglas S. Sharp	Vice President, Finance, Chief Financial Officer and Treasurer (Principal Financial Officer)
* Michael W. Brown	Director
* Jack M. Fields, Jr.	Director
* Dr. Eli Jones	Director
* Paul S. Lattanzio	Director
* Gregory E. Petsch	Director
/s/ Austin P. Young Austin P. Young	Director
*By: /s/ John H. Spurgin, II John H. Spurgin, II, attorney-in-fact

EXHIBIT INDEX

Exhibit
No.		Description

4.1	—	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (No. 33-96952)).

4.2	—	Bylaws of the Company, as amended on March 7, 2001 (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

4.3	—	Certificate of Designations of Series A Junior Participating Preferred Stock of the Company dated February 4, 1998 (incorporated by reference to Exhibit 2 to the Company’s Form 8-A filed on February 4, 1998).

4.4	—	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (No. 33-96952)).

4.5	—	Form of Rights Certificate (incorporated by reference to Exhibit 3 to the Company’s Form 8-A filed on February 4, 1998).

4.6	—	Amended and Restated Rights Agreement effective as of August 21, 2003 between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s Form 8-A/A filed on May 16, 2003).

4.7	—	Amendment No. 1 to Amended and Restated Rights Agreement dated as of August 21, 2003 between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s Form 8-A/A filed on August 22, 2003).

4.8	—	Amendment No. 2 to Amended and Restated Rights Agreement dated as of February 24, 2004 between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.10 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003).

4.9	—	Amendment No. 3 to Amended and Restated Rights Agreement dated as of February 24, 2006 between the Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s Form 8-A/A filed on March 1, 2006).

10.1	—	Amended and Restated Administaff, Inc. 2001 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006.

5*	—	Opinion of Baker Botts L.L.P.

23.1*	—	Consent of Baker Botts L.L.P. (included in Exhibit 5)

23.2*	—	Consent of Ernst & Young LLP.

*	Filed herewith